UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-67345

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING __01/01/24__ AND ENDING __12/31/24__

           MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: __TREASURY BROKERAGE LLC__

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant

    ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

__648 MENLO AVENUE, SUITE 2__

                              (No. and Street)

__MENLO PARK__	__CA__	__94025__
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

__CELESTE MOYE__	__415-672-0559__	__CELESTECPA@COMCAS.NET__
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

  __BRIAN W. ANSON, CPA__

              (Name – if individual, state last, first, and middle name)

__18455 BURBANK BLVD., SUITE 404__ __TARZANA__	__CA__	__91356__
(Address) (City)	(State)	(Zip Code)
__9/15/2005__	__2370__	
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)	

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ARON CHAZEN _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of TREASURY BROKERAGE LLC _____, as of 12/31 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

GREGORY HARRISON MEYEROTT
Notary Public - California
San Mateo County
Commission # 2431580
My Comm. Expires Dec 19, 2026

Signature:

Title:
CEO

Notary Public

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☐ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

BRIAN W. ANSON

Certified Public Accountant

18455 Burbank Blvd., Suite 404, Tarzana, CA 91356 • Tel. (818) 636-5660 • Fax (818) 881-2605

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members' and Board of Members of Treasury Brokerage, LLC

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Treasury Brokerage, LLC as of December 31, 2024, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Treasury Brokerage, LLC as of December 31, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Treasury Brokerage, LLC's management. My responsibility is to express an opinion on Treasury Brokerage, LLC's financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Treasury Brokerage, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Brian W. Anson, CPA

I have served as Treasury Brokerage, LLC's auditor since 2015.

Tarzana, California

January 15, 2025

TREASURY BROKERAGE, LLC
Statement of Financial Condition
December 31, 2024

ASSETS

Cash and cash equivalents	$	268,181
Commissions receivable		446,916
Prepaid and other assets		11,253
Total Assets	$	726,350

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable	$	8,965
Due to related party		76,957
Total Liabilities		85,922
Member's Equity		640,428
Total Liabilities and Members' Equity	$	726,350

The accompanying notes are an integral part of these financial statements

1. ORGANIZATION AND OPERATION

Treasury Brokerage, LLC (the "Company"), is a California limited liability company. The Company is a wholly owned subsidiary of Treasury Holdings, LLC. The Company is a registered Broker-Dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation.

The Company retails mutual funds, consisting primarily of the Company's clients placing funds with various financial institutions.

2. SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements are prepared on the accrual basis of accounting and in accordance with accounting principles generally accepted in the United States.

Accounting Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Income Taxes
The Company is treated as a disregarded entity for Federal Income Tax purposes. Consequently, Federal Income taxes are not payable, nor provided for by the Company. The sole member is also a California LLC. The members of the parent company are taxed individually on both company's earnings. California has an annual LLC filing requirement and the Company has paid a minimum Franchise Tax of $800, plus a fee of $6,000 based upon gross receipts.

The Company has determined that there are no uncertain tax positions that require financial statement recognition. The tax returns of the parent LLC, which as noted above include the earnings of the Company, remain open for examination by tax authorities for a period of three years from the date which they are filed. The 2021, 2022, and 2023 Federal and California income tax returns are currently open for examination.

Concentration of Revenue
The Company currently receives 74.26% of its revenue from four clients.

Cash and Cash Equivalents
Cash consists of deposits with banks and investment company shares. For purposes of the Statement of Cash Flows, the Company has defined cash equivalents as highly liquid investments which are readily convertible into cash at any time, that are not held for sale in the ordinary course of business.

Concentration of Credit Risk
The Company maintains a cash balance with two financial institutions. Management performs periodic evaluations of the relative credit standing of the institution. The Company has not sustained any material credit losses from these instruments.

Revenue
The Company provides an electronic Money Fund Portal which enables institutional clients to invest in institutional money market funds. Fees are paid by the managing fund providers based on a percentage of the assets invested with their company (Assets Under Management, or AUM). Income is recognized monthly based on the respective fee percentage specified in the individual fund manager agreements and the AUM at the transaction date. Accounts are settled monthly.

The Company earns interest and dividends from short-term investments in Investment Company Shares.

Segment Reporting
The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023

Company management reviewed the ASU 2023-07 disclosure requirement and determined that no additional disclosures are required as the company has only one reportable segment.

3. RELATED PARTY TRANSACTIONS

During the year ended December 31, 2024, the Company paid $120,000 to Treasury Technologies, LLC (a related party) for Portal Licensing Fees. The Company also has an expense sharing agreement with Treasury Technologies, LLC. This agreement includes rent, compensation, and employee benefits. For the year ended December 31, 2024, Rent expense was $13,770, compensation was $669,027, and Employee Benefits were $60,813. The total of $743,610 is included on the Statement of Income as Shared expenses. At December 31, 2024 the Company owed Treasury Technologies, LLC $66,957 for these shared expenses.

In February, 2016, the FASB issued ASU 2016-02, Leases (Topic 842). ASU 2016-02 requires the recognition of lease assets and lease liabilities by lessees for those leases, including recognizing a right to use asset and lease liability for all lease agreements. In as much as the lease agreement for office rent is carried by the Parent company, the Company is not subject to this requirement.

4. NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital and a prescribed ratio of aggregate indebtedness to net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2024, the Company's net capital of $180,246 was $174,518 in excess of its net capital requirement of $5,728. The Company's ratio of aggregate indebtedness to net capital was 0.48 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

5. COMPUTATION OF DETERMINATION OF RESERVE REQUIREMENTS

Under its membership agreement with FINRA and relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. §240.17a-5, the Company (1) does not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers, and (3) does not and will not carry PAB accounts. Consequently, a reserve requirement was not calculated, and a reconciliation to that calculation is not included herein.

6. FAIR VALUE

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a fair value hierarchy which prioritizes the inputs to valuation techniques. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes the transaction to sell the asset or liability or, in the absence of a principal market, the most advantageous market for the asset or liability. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:
Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities the Company has the ability to access.

Level 2 inputs are inputs (other than quoted prices included within Level 1) that are observable for the asset or liability, either directly or indirectly.

Level 3 inputs are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability. The unobservable inputs should be developed based on the best information available in the circumstances and may include the Company's own data.

The Company had no levels to measure at December 31, 2024.

7. COMITTMENTS AND CONTINGENCIES

The Company had no commitments nor contingent liabilities and has not been named as a defendant in any lawsuit at December 31, 2024, or during the year then ended.

8. SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from December 31, 2024 through January 15, 2025, the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure.